SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annex 12 - Interministerial Official Letter No. 906/MME/MF/MP

FREE TRANSLATION

Interministarial Offical Letter 906

To Sir

WILSON FERREIRA JUNIOR
Eletrobras CEO
Av Presidente Vargas 409 – 13th Floor
20071-003 – Rio de Janeiro – RJ

Subject: Privatization of Distribution Companies

Dear CEO,

1. In view of the recent contacts between the Ministries of Mines and Energy, Finance and Planning, Development and Management, we bring to your consideration, for information, some elements that should be considered in the Board of Executive Officers and the Board of Directors evaluations in the Instruction of the proposed resolutions to be submitted to the General Meeting, related to the sale of the share control referred to in Resolutions 20 and 28/2017, of the Council of the Program of Investment Partnerships of the Presidency of the Republic - CPPI.

2. It is of fundamental importance to point out that the inapplicability of Law 8,029/1990 to the hypothesis of liquidation of Eletrobras subsidiaries by decision of its General Meeting is unequivocal position of the Federal Attorney General's Office, reflected in the convergent position of the legal entities elaborated by its bodies, National Treasury General Attorney, Legal Consultancy of MME and Legal Consultancy of the MPDG, which you are already aware of. In fact, through these legal statements, AGU pointed out clearly and without doubts that the formal position of the Executive Power, expressed in Resolutions 20 and 28/2017 of the CPPI, is privatization in the bidding mode of the associated distribution concessions to the transfer of ownership control held by Eletrobras in the companies providing the public service.

3. The option to privatize the distribution companies, associated with the new granting of concession by the Federal Government, or the liquidation of the companies is a business decision that must be taken by the shareholders, taking into consideration the alternative that is appropriate for the company. However, it is important to note that any decision of the General Meeting for the liquidation of the companies will be taken in the form of art. 206, I, of Law 6,404/76, is understood as a divestment decision, is a consequence of the exhaustion of the object of the companies, being the type of provisions in art. 23 of Law 8,029/90.

4. For this reason, the proposals for deliberation to be submitted to the Eletrobras General Meeting must consider that under no circumstances will there be succession by the Federal

Government in liens and obligations arising from the eventual dissolution of the companies, which will fall exclusively on the Eletrobras holding company.

Sincerelly

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.